Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

TO ANNOUNCE THIRD QUARTER FISCAL 2013 RESULTS

TORONTO, ONTARIO – January  29, 2013 – Just Energy Group, Inc. announced today that it will release operating results for the third quarter of fiscal 2013 after market close on Thursday February 7, 2013.  The Company will host a conference call and live webcast to review the third quarter results beginning at 8:30 AM eastern daylight time on Friday February 8, 2013 followed by a question and answer period. Executive Chair, Rebecca MacDonald; Chief Executive Officer and President, Ken Hartwick and Chief Financial Officer, Beth Summers will participate on the call.

Just Energy Conference Call and Webcast
Friday February 8, 2013
8:30 AM EST

Those who wish to participate in the conference call may do so by dialing (866) 200-6965 and entering pass code 93743454#. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=571721&s=1&k=D89F120F34C16CBA5AFFDCF5F4FE57C2

For those unable to attend an audio tape rebroadcast will be available starting 11:00 AM  EST February 8, 2013  until February 15, 2013 at midnight.  To access the rebroadcast please dial (866) 206-0173 and enter the participant code 279496#.  The webcast will be available until May 10, 2013.

About Just Energy Group, Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FOR FURTHER INFORMATION PLEASE CONTACT:

Beth Summers
Chief Financial Officer
Just Energy
(905) 795-4206
BSummers@JustEnergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com